Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NeighborCare, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S–3 dated December 8, 2005 of Omnicare, Inc. and subsidiaries of our report dated November 18, 2004, with respect to the consolidated balance sheets of NeighborCare, Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three–year period ended September 30, 2004, and the related financial statement schedule, which report is incorporated by reference in the Form 8–K/A of Omnicare, Inc. dated October 13, 2005 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Baltimore, Maryland

December 8, 2005